Exhibit 99.3

AssemblÉes gÉnÉrales ordinaire et extraordinaire des Actionnaires 25 mai 2022	ordinary and extraordinary general shareholders’ meetings 25 May 2022

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le mercredi 25 mai 2022 à 10h00 (heure belge).	This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Wednesday, 25 May 2022, at 10:00 a.m. (Belgian time).

Cette procuration ne constitue pas une demande de procuration au sens des articles 7:144 et 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of articles 7:144 and 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement. Si une signature électronique est utilisée, elle doit être une signature électronique qualifiée au sens du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l’identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la directive 1999/93/CE, tel que modifié.	The proxy must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended.

La procuration signée et complétée doit parvenir à la Société au plus tard le sixième jour calendrier qui précède les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, jeudi 19 mai 2022 au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante:	The signed and completed proxy must reach the Company at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Thursday, 19 May 2022 at the latest. Until this date, proxies can be sent to the following address:

MDxHealth SA	MDxHealth SA
A l’attention de M. Jean-Michaël Scelso	Attention Mr. Jean-Michaël Scelso
Secrétaire de la Société	Company Secretary
CAP Business Center	CAP Business Center
Zone Industrielle des Hauts-Sarts	Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31,	Rue d’Abhooz, 31
4040 Herstal	4040 Herstal,
Belgique	Belgium

ou par courrier électronique à:	or by e-mail to:

agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer aux assemblées générales ordinaire et extraordinaire des actionnaires, tel que décrit dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires de titres dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé, l’organisme de liquidation compétent, ou de l’intermédiaire financier pour les titres concernés, confirmant le nombre de titres ayant été enregistrés à leur nom à la date d’enregistrement (soit le mercredi 11 mai 2022, à minuit (00h00, heure belge)) et avec lesquelles ils veulent participer aux assemblées générales ordinaire et extraordinaire des actionnaires.	Holders of securities of the Company who wish to be represented by proxy must also register for the ordinary and extraordinary general shareholders’ meetings, as described in the notice convening the ordinary and extraordinary general shareholders’ meetings. Holders of dematerialised securities must attach to the present form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date, (i.e., Wednesday, 11 May 2022, at midnight (12:00 a.m., Belgian time)) with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

En cas de modification de l’ordre du jour ou si des nouvelles propositions de résolutions sont déposées, la Société publiera un ordre du jour complété avec, le cas échéant, les sujets à traiter additionnels de l’ordre du jour et les propositions de résolutions additionnelles. Ceci sera fait au plus tard le quinzième jour calendrier avant les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, mardi 10 mai 2022 au plus tard. En outre, la Société mettra aussi à disposition un formulaire modifié de vote par procuration. Les procurations qui parviennent à la Société antérieurement à la publication d’un ordre du jour complété demeurent valides pour les sujets à traiter inscrits à l’ordre du jour auxquels les procurations s’appliquent, sous réserve, cependant, du droit applicable et des clarifications complémentaires décrites dans les formulaires de procuration.	In case of amendments to the agenda or if new draft resolutions are tabled, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft resolutions. This will be done no later than on the fifteenth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Tuesday, 10 May 2022 at the latest. In addition, the Company will also make amended forms available for votes by proxy. Proxies that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the proxies apply, subject, however, to applicable law and the further clarifications set out on the proxy form.

La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant les assemblées générales d’actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meetings.

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Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:

Représenté par (prénom, nom de famille et
qualité) / Represented by (first name, family
name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’actions / Number of shares:

Forme des actions susmentionnées / Form of the above mentioned shares: (veuillez cocher la case appropriée / please tick the appropriate box)

☐ Nominatives / Registered ☐ Dématérialisées / Dematerialised

Nombre de droits de souscription / Number of subscription rights:[1]

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐	M./Mme / Mr./Ms2
☐	Président du conseil d’administration / Chair of the board of directors[3]

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.	[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.	[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

3 Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister aux assemblées générales des actionnaires. Veuillez noter que le président du conseil d’administration de la Société ou, le cas échéant, son suppléant, est un administrateur, un employé ou un remplaçant désigné de la Société et a donc un conflit d’intérêts potentiel tel que défini dans l’article 7:143, §4 du Code des sociétés et des associations. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 2 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meetings. Please note that the chair of the board of directors of the Company or, as the case may be, his substitute, is a director, employee or substitute of the Company and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 2 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “en faveur” des résolutions proposées soutenues par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.

[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “in favour” of the proposed resolutions supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) aux assemblées générales ordinaire et extraordinaire des actionnaires à tenir le mercredi 25 mai 2022 à 10h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.

I. To represent the undersigned at the ordinary and extraordinary general meetings of shareholders to be held on Wednesday, 25 May 2022 at 10:00 a.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

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ORDRE DU JOUR assemblÉe gÉnÉrale ordinaire		agenda Ordinary general meeting

1.

Rapports sur les comptes annuels statutaires et sur les comptes annuels consolidés

Communication et discussion (a) du rapport annuel du conseil d’administration sur les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2021, (b) du rapport annuel du conseil d’administration sur les comptes annuels consolidés pour l’exercice social clôturé au 31 décembre 2021, (c) du rapport du commissaire sur les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2021, et (d) du rapport du commissaire sur les comptes annuels consolidés de la Société pour l’exercice social clôturé au 31 décembre 2021.

		1.

Reports on the annual statutory financial statements and on the consolidated financial statements

Submission of, and discussion on, (a) the annual report of the board of directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021, (b) the annual report of the board of directors on the consolidated financial statements of the Company for the financial year ended on 31 December 2021, (c) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021, and (d) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on 31 December 2021.

2.	Approbation des comptes annuels statutaires (non consolidés) Communication, discussion et approbation des comptes annuels statutaires (non consolidés) pour l’exercice social clôturé au 31 décembre 2021 et approbation de l’affectation du résultat tel que proposé par le conseil d’administration.	2.

Approval of the annual (non-consolidated) statutory financial statements

Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on 31 December 2021, and approval of the allocation of the result as proposed by the board of directors.

►

Proposition de résolution:

L’assemblée générale des actionnaires décide d’approuver les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé le 31 décembre 2021 et d’approuver l’affectation du résultat annuel tel que proposé par le conseil d’administration.

		►

Proposed resolution:

The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021 and to approve the allocation of the annual result as proposed by the board of directors.

►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3.	Comptes annuels consolidés Communication et discussion des comptes annuels consolidés de la Société pour l’exercice social clôturé le 31 décembre 2021.	3.	Consolidated financial statements Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on 31 December 2021.

4.	Décharge de responsabilité des administrateurs Décharge de responsabilité des administrateurs pour l’exercice de leur mandat au cours de l’exercice social clôturé le 31 décembre 2021.	4.	Discharge from liability of the Directors Discharge from liability of the directors for the exercise of their mandates during the financial year ended on 31 December 2021.

►	Proposition de résolution:	►	Proposed resolution:
	L’assemblée générale des actionnaires décide d’accorder la décharge à chacun des administrateurs qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2021 pour l’exercice de son mandat au cours de cet exercice social.		The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2021, for the performance of its, his or her mandate during that financial year.

►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

5.	Décharge de responsabilité du commissaire Décharge de responsabilité du commissaire pour l’exercice de son mandat au cours de l’exercice social clôturé le 31 décembre 2021.	5.	Discharge from liability of the statutory auditor Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on 31 December 2021.

►	Proposition de résolution:	►	Proposed resolution:
	L’assemblée générale des actionnaires décide d’accorder la décharge au commissaire qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2021 pour l’exercice de son mandat au cours de cet exercice social.		The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2021, for the performance of its mandate during that financial year.

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►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

6.	Rapport de rémunération Communication, discussion, et approbation du rapport de rémunération préparé par le comité de nomination et de rémunération et approuvé par le conseil d’administration, et inclus dans le rapport annuel du conseil d’administration sur les comptes annuels statutaires (non consolidés) pour l’exercice social clôturé le 31 décembre 2021.	6.

Remuneration report

Submission of, discussion on, and approval of the remuneration report prepared by the nomination and remuneration committee and approved by the board of directors, and included in the annual report of the board of directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021.

►	Proposition de résolution:	►	Proposed resolution:
	L’assemblée générale des actionnaires décide d’approuver le rapport de rémunération inclus dans le rapport annuel du conseil d’administration sur les comptes annuels statutaires (non consolidés) pour l’exercice social clôturé le 31 décembre 2021.		The general shareholders’ meeting resolves to approve the remuneration report included in the annual report of the board of directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021.

►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

7.

Nomination de Donnie M. Hardison Jr. en tant qu’administrateur indépendant

En tenant compte de la recommandation du comité de nomination et de rémunération, le conseil d’administration recommande que la nomination de Donnie M. Hardison Jr. en tant qu’administrateur indépendant de la Société soit confirmée et poursuivie pour une période de trois ans. Pour de plus amples informations concernant Donnie M. Hardison Jr., il est fait référence à la déclaration de gouvernement d’entreprise incluse dans le rapport annuel du conseil d’administration sur les comptes annuels (non-consolidés) de la Société pour l’exercice social clôturé le 31 décembre 2021. Notamment, le 29 septembre 2021, le conseil d’administration a nommé Donnie M. Hardison Jr. en tant qu’administrateur indépendant de la Société par cooptation suite à la démission de TSTILL ENTERPRISES LLC, représentée par Timothy Still, en tant qu’administrateur indépendant. Donnie M. Hardison Jr. a poursuivi le mandat de TSTILL ENTERPRISES LLC, qui a été nommé pour une durée de trois ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires qui se tiendra en 2023 et qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2022. Sur la base des informations fournies par Donnie M. Hardison Jr., il satisfait aux exigences applicables pour être nommé en tant qu’administrateur indépendant conformément à l’article 7:87 du Code des sociétés et des associations et à la disposition 3.5 du Code belge de gouvernance d’entreprise 2020.

7.

Appointment of Donnie M. Hardison Jr. as independent director

Taking into account the recommendation of the nomination and remuneration committee, the board of directors recommends that the appointment of Donnie M. Hardison Jr. as independent director of the Company be confirmed and continued for a term of three years. For further information regarding Donnie M. Hardison Jr., reference is made to the corporate governance statement included in the the annual report of the board of directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021. Notably, on 29 September 2021, the board of directors appointed Donnie M. Hardison Jr. as independent director of the Company by co-optation following the resignation of TSTILL ENTERPRISES LLC, represented by Timothy Still, as independent director. Donnie M. Hardison Jr. continued the term of TSTILL ENTERPRISES LLC, which was appointed for a term up to and including the closing of the ordinary general shareholders’ meeting to be held in 2023 which will have decided upon the financial statements for the financial year ended on 31 December 2022. Based on information made available by Donnie M. Hardison Jr., he satisfies the applicable requirements in order to be nominated as independent director in accordance with article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code.

►	Proposition de résolution:	►	Proposed resolution:
	L’assemblée générale des actionnaires décide de confirmer la nomination par cooptation, suite à la démission de TSTILL ENTERPRISES LLC, de Donnie M. Hardison Jr., et nomme par la présente Donnie M. Hardison Jr., en tant qu’administrateur indépendant de la Société au sens de l’article 7:87 du Code des sociétés et des associations et de la disposition 3.5 du Code belge de gouvernance d’entreprise 2020, pour une durée s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2025 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2024. La rémunération de l’administrateur sera telle que prévue par la politique de rémunération de la Société, telle qu’approuvée de temps à autre par l’assemblée générale des actionnaires et (sous réserve des dispositions de la politique de rémunération) telle que décidée par l’assemblée générale spéciale des actionnaires tenue le 30 Juillet 2020 et l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.		The general shareholders’ meeting resolves to confirm the appointment by co-optation, following the resignation of TSTILL ENTERPRISES LLC, of Donnie M. Hardison Jr., and hereby appoints Donnie M. Hardison Jr., as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Note: Si la résolution proposée au point 7 est approuvée par l’assemblée générale des actionnaires, le conseil d’administration de la Société sera composé de (1) Michael K. McGarrity, Chief Executive Officer (CEO), administrateur exécutif et administrateur délégué (jusqu’en 2023), (2) Ahok BV, représentée par Koen Hoffman, administrateur indépendant et président du conseil d’administration (jusqu’en 2024), (3) Donnie M. Hardison Jr., administrateur indépendant (jusqu’en 2025), (4) Hilde Windels BV, représentée par Hilde Windels, administrateur indépendant (jusqu’en 2023), (5) Qaly-Co BV, représentée par Lieve Verplancke, administrateur indépendant (jusqu’en 2024), (6) RR-Invest S.à.r.l., représentée par M. Rudi Mariën, administrateur non-exécutif (jusqu’en 2024), (7) Valiance Advisors LLP, représentée par Jan Pensaert, administrateur non-exécutif (jusqu’en 2024), (8) Regine Slagmulder BV, représentée par Regine Slagmulder, administrateur indépendant (jusqu’en 2023), et (9) Eric Bednarski, administrateur non-exécutif (jusqu’en 2023).

Note: If the proposed resolutions set out in point 7 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2023), (2) Ahok BV, represented by Koen Hoffman, independent director and chair of the board of directors (until 2024), (3) Donnie M. Hardison JR, independent director (until 2025), (4) Hilde Windels BV, represented by Hilde Windels, independent director (until 2023), (5) Qaly-Co BV, represented by Lieve Verplancke, independent director (until 2024), (6) RR-Invest S.à.r.l., represented by Rudi Mariën, non-executive director (until 2024), (7) Valiance Advisors LLP, represented by Jan Pensaert, non-executive director (until 2024), (8) Regine Slagmulder BV, represented by Regine Slagmulder, independent director (until 2023), and (9) Eric Bednarski, non-executive director (until 2023).

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ORDRE DU JOUR ASSEMBLEE GENERALE EXTRAORDINAIRE			agenda extraordinary general meeting

1.	Communication des rapports - Plan d’Option sur Action de 2022		1.	Submission of reports - 2022 Share Option Plan

	Communication des, discussion sur:			Submission of, discussion on:

	a)	le rapport du conseil d’administration de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 5.000.000 nouveaux droits de souscription de la Société (les “2022 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2022”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et		a)	the report of the board of directors of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 new subscription rights for shares of the Company (the “2022 Share Options”), pursuant to a share option plan named “the 2022 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participant”); and

	b)	le rapport du commissaire de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations concernant la proposition d’émettre 5.000.000 2022 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participant Sélectionnés.		b)	the report of the statutory auditor of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 2022 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, to the benefit of the Selected Participants.

2.	Proposition d’émettre 5.000.000 2022 Share Options		2.	Proposal to issue 5,000,000 2022 Share Options

►	Proposition de résolution:		►	Proposed resolution:
	L’assemblée générale des actionnaires décide d’approuver l’émission de 5.000.000 2022 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2022”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés. En conséquence, le conseil d’administration décide de ce qui suit:			The general shareholders’ meeting resolves to approve the issuance of 5,000,000 2022 Share Options, pursuant to a share option plan named “the 2022 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

	(a)	Termes et conditions des 2022 Share Options: Les termes et conditions des 2022 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2022 Share Options) seront tels que figurant dans le “Plan d’Option sur Action de 2022” annexé au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente, le “Plan”), dont une copie restera jointe au présent procès-verbal. Les 2022 Share Options ont une durée de 10 ans à partir de leur date d’émission.		(a)	Terms and conditions of the 2022 Share Options: The terms and conditions of the 2022 Share Options (including, but not limited to, the exercise price of the 2022 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes reflecting the present resolution. The 2022 Share Options have a term of ten years as from their issue date.

	(b)	Actions sous-jacentes: Chaque 2022 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2022 Share Options auront les mêmes droits et avantages, et seront émises à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des actions.		(b)	Underlying shares: Each 2022 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2022 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the shares.

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(c)	Suppression du droit de préférence en faveur des Participants Sélectionnés: L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2022 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour et dans les termes et conditions du Plan.	(c)	Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2022 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d)	Confirmation de la souscription de 2022 Share Options par la Société: L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2022 Share Options, en vue de créer un pool de 2022 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2022 Share Options pour son compte propre.	(d)	Confirmation of the subscription of 2022 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2022 Share Options, with a view to creating a pool of outstanding 2022 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2022 Share Options for its own account.

(e)	Augmentation de capital conditionnelle et émission de nouvelles actions: L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2022 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2022 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2022 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2022 Share Options sera affecté au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2022 Share Options, par action à émettre lors de l’exercice des 2022 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2022 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.	(e)	Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of 2022 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2022 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2022 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2022 Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the 2022 Share Options, per share to be issued upon exercise of the 2022 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2022 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(f)	Prime d’émission: Toute prime d’émission qui sera comptabilisée en relation avec les 2022 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.	(f)	Issue premium: Any issue premium that will be booked in connection with the 2022 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

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(g)	Procurations: Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les décisions prises par l’assemblée générale des actionnaires en rapport avec les 2022 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2022 Share Options. En outre, chaque administrateur de la Société, Joe Sollee, Ron Kalfus et Jean-Michaël Scelso, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2022 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de l’allocation du capital et (le cas échéant) de la prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2022 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Euronext et bancaire pertinente, le registre des actions et tous les documents nécessaires en relation avec l’émission et la livraison des actions au Participant Sélectionné, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2022 Share Options à la négociation sur le marché réglementé d’Euronext Brussels (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).	(g)	Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2022 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2022 Share Options. Furthermore, each of the Company’s directors, Joe Sollee, Ron Kalfus and Jean-Michaël Scelso, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2022 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2022 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares to the beneficiary, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2022 Share Options to trading on the regulated market of Euronext Brussels (or such other markets on which the Company’s shares will be trading at that time).

(h)	Renonciation L’assemblée générale des actionnaires reconnaît que les 2022 Share Options qui seront octroyés dans le cadre du “Plan d’Option sur Action de 2022” ne seront pas considérées comme une “rémunération variable”, une “rémunération fixe” ou une “rémunération annuelle” au sens du Code des sociétés et associations (y compris, sans limitation, aux fins des articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 et 7:121 du Code des sociétés et associations) et du Code belge de gouvernance d’entreprise 2020 (y compris, sans limitation, aux fins de la disposition 11 du Code belge de gouvernance d’entreprise 2020). Conformément à l’article 7:91, 7:108 et 7:121 (selon le cas) du Code des sociétés et associations, l’assemblée générale des actionnaires approuve les conditions et mécanismes d’acquisition des 2022 Share Options, telles qu’elles sont incluses dans le Plan.	(h)	Waiver: The general shareholders’ meeting acknowledges that the 2022 Share Options to be granted under the “2022 Share Option Plan” shall not be considered “variable remuneration”, “fixed remuneration” or “annual remuneration” within the meaning of the Belgian Companies and Associations Code (including, without limitation, for the purpose of articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 and 7:121 of the Belgian Companies and Associations Code) and the 2020 Corporate Governance Code (including, without limitation, for the purpose of provision 11 of the 2020 Corporate Governance Code). In accordance with article 7:91, 7:108 and 7:121 (as applicable) of the Belgian Companies and Associations Code, the general shareholders’ meeting approves the vesting conditions and mechanisms of the 2022 Share Options, as included in the Plan.

(i)	Approbation conformément à l’article 7:151 du Code des sociétés et des associations: L’assemblée générale des actionnaires décide de prendre note, d’approuver et de ratifier, pour autant que de besoin conformément à l’article 7:151 du Code des sociétés et des associations, toutes les clauses incluses dans le Plan, qui entrent en vigueur au moment où un changement de contrôle se produit et qui tombent ou pourraient être considérées comme tombant sous le coup de l’article 7:151 du Code des sociétés et associations (relatif à l’octroi de droits à des tiers affectant substantiellement le patrimoine de la Société ou donnant naissance à une dette ou à un engagement substantiel à sa charge, lorsque l’exercice de ces droits dépend du lancement d’une offre publique d’acquisition sur les actions de la Société ou d’un changement du contrôle exercé sur), y compris, sans limitation, le mécanisme d’acquisition accélérée automatique lors d’une acquisition tel que défini dans le Plan. L’assemblée générale des actionnaires accorde une procuration spéciale à chaque administrateur de la Société, agissant seul et avec pouvoir de substitution, aux fins d’accomplir les formalités requises par l’article 7:151 du Code des sociétés et des associations en ce qui concerne la présente résolution.	(i)	Approval in accordance with article 7:151 of the Belgian Companies and Associations Code: The general shareholders’ meeting resolves to take note, approve and ratify, insofar as required in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses included in the Plan, which come into effect at the moment a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it), including, without limitation, the automatic accelerated vesting mechanism upon acquisition as defined in the Plan. The general shareholders’ meeting grants a special power of attorney to each director of the Company, acting alone and with power of substitution, for the purpose of carrying out the formalities required by article 7:151 of the Belgian Companies and Associations Code with respect to this resolution.

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►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3.	Modification de l’article 29 des statuts de la Société	3.	Amendment of article 29 of the Company’s articles of association

►	Proposition de résolution:	►	Proposed resolution:
	L’assemblée générale des actionnaires décide de supprimer la première phrase de l’article 29 “Assemblées générales annuelles, spéciales et extraordinaires des actionnaires” des statuts de la Société et de la remplacer par le texte suivant: “L’assemblée générale annuelle des actionnaires se tiendra chaque année le dernier jeudi du mois de mai, à quinze heures (heure belge).”		The general shareholders’ meeting resolves to delete the first sentence of article 29 “Annual, special and extraordinary general shareholders’ meeting” of the articles of association of the Company and to replace it with the following text: “The annual general shareholders’ meeting must each year be convened on the last Thursday of May at three p.m. (Belgian time).”

►	Instruction de vote:	►	Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

II. Si les assemblées générales ordinaire et/ou extraordinaire des actionnaires sont ajournées ou suspendues, le mandataire spécial aura les pouvoirs de représenter le soussigné aux assemblées générales des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant (étant entendu que, par rapport aux points susmentionnés de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, les votes susmentionnés s’appliqueront en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ces points de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):	II. In case the aforementioned ordinary and/or extraordinary general shareholders’ meetings would be postponed or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meetings that would be held having the same agenda, as relevant (it being understood that, in relation to the aforementioned agenda items on the agenda of the extraordinary general shareholders’ meeting, the aforementioned votes will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda items would not be reached during the first extraordinary general shareholders’ meeting):

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant les assemblées, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]	In case of amendments during the meetings to a proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle	☐ the proxy holder shall vote for the amended or new resolution
☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution
☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution
☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

III. Si un ordre du jour supplémentaire est publié conformément à l’article 7:130 du Code des sociétés et des associations après que cette procuration ait été notifiée à la Société, le mandataire spécial aura le pouvoir de voter sur des nouveaux sujets qui ont été ajoutés à l’ordre du jour, le cas échéant:	III. If a supplemented agenda is published in accordance with article 7:130 of the Belgian Companies and Associations Code after this proxy has been notified to the Company, the special proxy holder shall have the power to vote on the new items that have been added to the agenda, as relevant:

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d'instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l'instruction donnée, le soussigné sera supposé avoir choisi "oui". Si la réponse " oui " est sélectionnée ou réputée l'être, le mandataire spécial votera de la manière soutenue par le conseil d'administration de la Société.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. If ‘yes” is selected or deemed to be selected, the special proxy holder will vote in the manner supported by the board of directors of the Company.

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Conformément au Code des sociétés et des associations, le mandataire spécial peut, à propos des sujets auxquels il est fait référence à l’ordre du jour pour lesquels en vertu de l’article 7:130 du Code des sociétés et des associations de nouvelles propositions de résolutions ont été soumises, s’écarter à l’assemblée des instructions, le cas échéant, données par le soussigné, si l’exécution de ces instructions risquerait de compromettre les intérêts du soussigné. Le mandataire spécial doit en informer le soussigné.	In accordance with the Belgian Companies and Associations Code, the special proxy holder may, with respect to the items referred to in the agenda for which pursuant to article 7:130 of the Belgian Companies and Associations Code new proposed resolutions have been tabled, deviate at the meeting from the instructions, if any, given by the undersigned, if the execution of those instructions could prejudice the interests of the undersigned. The special proxy holder must notify the undersigned thereof.

IV. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.	IV. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meetings.

V. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.	V. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.	The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

La présente procuration vaut également notification au sens de l’article 7:134, §2, alinéa 3 du Code des sociétés et des associations en ce qui concerne les assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le mercredi 25 mai 2022.	The present proxy shall also serve as notification within the meaning of article 7:134, §2, paragraph 3 of the Belgian Companies and Associations Code with respect to the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Wednesday 25 May 2022.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.	The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

……………………………… 2022

(date)

……………………………………………………..

(nom / name)

……………………………………………………..

(signature)

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